UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 10)

                    Under the Securities Exchange Act of 1934


                   CONTINENTAL INFORMATION SYSTEMS CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.01 PAR VALUE
                         (Title of Class of Securities)

                                    211497102
                                 (CUSIP Number)


                             ERIC L. GOLDBERG, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                       505 PARK AVENUE, NEW YORK NY 10022
                                 (212) 753-7200
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 18, 2002
             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act. but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 211497102               SCHEDULE 13D                PAGE 2 OF 9 PAGES


1        NAME OF REPORTING PERSON:  Michael Rosen

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                           S.S. NO. ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
         (see instructions)                                   (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
                           PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                              91,468 (See Item 5)
     BENEFICIALLY                   --------------------------------------------
       OWNED BY            8        SHARED VOTING POWER
         EACH                               24,063 (See Item 5)
      REPORTING                     --------------------------------------------
        PERSON                      9       SOLE DISPOSITIVE POWER
         WITH                               91,468 (See Item 5)
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            24,063 (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING         PERSON
                           115,531 (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.2% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
                           IN

CUSIP NO. 211497102               SCHEDULE 13D                PAGE 3 OF 9 PAGES


1        NAME OF REPORTING PERSON:  Leslie Gruss

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                           S.S. NO. ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
         (see instructions)                                   (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (see instructions)
                           PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                              69,800 (See Item 5)
    BENEFICIALLY                    --------------------------------------------
       OWNED BY            8        SHARED VOTING POWER
         EACH                               24,063 (See Item 5)
       PERSON                       --------------------------------------------
        WITH               9        SOLE DISPOSITIVE POWER
                                      69,800 (See Item 5)
                                    --------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                            24,063 (See Item 5)
 -------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           93,863 (See Item 5)
 -------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                [x]
                           (See Item 5)
 -------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.8% (See Item 5)
 -------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
                           IN

CUSIP NO. 211497102               SCHEDULE 13D                PAGE 4 OF 9 PAGES

1        NAME OF REPORTING PERSON:
                           Emanuel Gruss and Leslie Gruss as Trustees
                           FBO Ripton Philip Gruss Rosen
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                           EID NO. 13-6960809
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
         (see instructions)                                   (b) [x]
 -------------------------------------------------------------------------------
3        SEC USE ONLY
 -------------------------------------------------------------------------------
4         SOURCE OF FUNDS (see instructions)
                           PF
 -------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                   [ ]
 -------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           New York
 -------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                              65,381 (See Item 5)
     BENEFICIALLY                   --------------------------------------------
       OWNED BY            8        SHARED VOTING POWER
         EACH                               0 (See Item 5)
      REPORTING                     --------------------------------------------
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                               65,381 (See Item 5)
                                    --------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                            0 (See Item 5)
 -------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING         PERSON
                           65,381 (See Item 5)
 -------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                  [x]
                           (See Item 5)
 -------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.3% (See Item 5)
 -------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
                           OO

CUSIP NO. 211497102               SCHEDULE 13D                PAGE 5 OF 9 PAGES

1        NAME OF REPORTING PERSON:
                           Emanuel Gruss and Leslie Gruss as Trustees
                           FBO Morgan Alfred Gruss Rosen
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                           EID NO. 13-7012429
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
         (see instructions)                                   (b) [x]
 -------------------------------------------------------------------------------
3        SEC USE ONLY
 -------------------------------------------------------------------------------
4         SOURCE OF FUNDS (see instructions)
                           PF
 -------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
 -------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           New York
 -------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                              61,293 (See Item 5)
     BENEFICIALLY                   --------------------------------------------
       OWNED BY            8        SHARED VOTING POWER
         EACH                               0 (See Item 5)
      REPORTING                     --------------------------------------------
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                               61,293 (See Item 5)
                                    --------------------------------------------
                          10         SHARED DISPOSITIVE POWER
                                            0 (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING         PERSON
                           61,293 (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                   [x]
                           (See Item 5)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.2% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
                           OO

CUSIP NO. 211497102               SCHEDULE 13D                PAGE 6 OF 9 PAGES

                  This Schedule 13D filing further amends and supplements the
Schedule 13D of Issuer, as amended to date. Except as specifically amended by this filing, there has been no material change in the information previously reported with respect to the Reporting Persons filing herein and this filing incorporates by reference the information contained in all previous filings relating to or regarding such Reporting Persons.


Item 1.           Security and Issuer.

                  The security and issuer are the same as previously reported, except that the issuer's principal executive offices are now located at 74 Broad Street, 3rd Floor, New York, New York 10004.


Item 2.           Identity and Background

                  All of the persons filing this Schedule 13D have been previously identified as Reporting Persons in the Schedule 13D of Issuer, as amended to date. The persons filing this Schedule 13D previously filed as part of group including Oscar Gruss & Son, Inc. ("OGSI"), which as described in Item 6 to Amendment No. 8 dated February 7, 2002, and are no longer part of that group.

                  Michael Rosen is no longer a shareholder, director or the President, Treasurer or Chief Executive Officer of OGSI.

                  Leslie Gruss, Michael Rosen's wife, is no longer a shareholder of OGSI. Her present principal occupation is as a medical doctor. She is currently employed by Downtown Women OB-GYN Associates LLP and her principal business address is 568 Broadway, Room 304, New York, New York 10012.

                  During the past five years, neither of the Reporting Persons who are natural persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Michael Rosen and Leslie Gruss are United States citizens.


Item 5.           Interest in Securities of the Issuer

                  The following table sets forth the number of shares of the common stock of the issuer which is beneficially owned by each Reporting Person and by all of the

CUSIP NO. 211497102               SCHEDULE 13D                PAGE 7 OF 9 PAGES

Reporting Persons in the aggregate as a group, together with the percentage of such common stock beneficially owned by each Reporting Person and all Reporting Persons in the aggregate as a group as of the date hereof. Each Reporting Person has sole power to vote and dispose of the shares of such common stock which are beneficially owned by such Reporting Person, except that Michael Rosen and Leslie Gruss have shared power to vote and dispose of the 24,063 shares they own jointly. In the past 60 days there have been no transactions effected by any of the Reporting Persons in the class of securities reported herein.


                      Number of Shares Percentage of Common
Name                                Beneficially Owned                 Stock Beneficially Owned
----                                ------------------                 ------------------------

Michael Rosen                       115,531(1)                         2.2%(2)

Leslie Gruss                         93,863(3)                         1.8%(2)

Emanuel Gruss and
Leslie Gruss as Trustees
FBO Ripton Philip
Gruss Rosen                          65,381(4)                         1.3%(2)

Emanuel Gruss and
Leslie Gruss as Trustees
FBO Morgan Alfred
Gruss Rosen                          61,293(5)                         1.2%(2)


All of the Reporting Persons
in the Aggregate as a Group         312,005(6)                         6.0%(2)



(1) Includes (a) 33,135 shares owned individually, (b) 24,063 shares held jointly with his wife, Leslie Gruss, and (c) 58,333 shares issuable upon the exercise of currently-exercisable stock options. Since October 19, 2001, the date of Issuer's most recent Proxy Statement, Michael Rosen has allowed options on 3,000 shares of Issuer common stock to expire unexercised. Michael Rosen disclaims beneficial ownership of any shares of Issuer other than those specifically listed in clauses (a), (b) and (c) of this footnote.

(2) For Michael Rosen and for the total for All of the Reporting Persons in the Aggregate as a Group, the percentages are based on a total of 5,224,485 shares of Issuer, which represents 5,166,152 shares issued and outstanding, as stated in Issuer's most recent quarterly report on Form 10-Q for the quarter ended November 30, 2001, plus 58,333 treasury shares of Issuer on which Michael Rosen holds currently-exercisable options.

CUSIP NO. 211497102               SCHEDULE 13D                PAGE 8 OF 9 PAGES

The percentages listed in this Amendment No. 9 for other Reporting Persons are based on a total of 5,166,152 shares issued and outstanding.

(3) Includes (a) 69,800 shares owned individually and (b) 24,063 shares held jointly with her husband, Michael Rosen. Leslie Gruss disclaims beneficial ownership of the 58,333 shares on which Michael Rosen currently holds unexercised options as well as any other shares of Issuer other than those specifically listed in clauses (a) and (b) of this footnote.

(4) Emanuel Gruss and Leslie Gruss as Trustees FBO Ripton Philip Gruss Rosen disclaim beneficial ownership of the 58,333 shares of Issuer on which Michael Rosen currently holds unexercised options as well as any other shares of Issuer except for the 65,381 shares listed in the table above.

(5) Emanuel Gruss and Leslie Gruss as Trustees FBO Morgan Alfred Gruss Rosen disclaim beneficial ownership of the 58,333 shares of Issuer on which Michael Rosen currently holds unexercised options as well as any other shares of Issuer except for the 61,293 shares listed in the table above.

(6) Adjusted to reflect the fact that the 24,063 shares owned jointly by Michael Rosen and Leslie Gruss are included in both of their respective totals, but should only be included once in determining the total for All of the Reporting Persons in the Aggregate as a Group.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  The Joint Filing Agreement, dated April 28, 1995, among the reporting persons identified therein, as amended by various addenda to the Joint Filing Agreement on the part of the various additional Reporting Persons identified therein, has been terminated as of January 18, 2002. As a result, each of the previously identified Reporting Persons is now responsible for making any required filings on his, her or its part.

CUSIP NO. 211497102               SCHEDULE 13D                PAGE 9 OF 9 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true and complete.

Dated:  April 17, 2002


                                                 /s/  Michael Rosen
                                                 ------------------------------
                                                      Michael Rosen





                                                 /s/  Michael Rosen
                                                 ------------------------------
                                                      Leslie Gruss, by Michael
                                                      Rosen, as Attorney-in-Fact





                                                 /s/  Michael Rosen
                                                 ------------------------------
                                                      Emanuel Gruss and
                                                      Leslie Gruss as Trustees
                                                      FBO Ripton Philip
                                                      Gruss Rosen, by Michael
                                                      Rosen, as Attorney-in-Fact





                                                 /s/  Michael Rosen
                                                 ------------------------------
                                                      Emanuel Gruss and
                                                      Leslie Gruss as Trustees
                                                      FBO Morgan Alfred
                                                      Gruss Rosen, by Michael
                                                      Rosen, as Attorney-in-Fact